Exhibit 3.71

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:11 PM 05/29/2014
FILED 02:04 PM 05/29/2014
SRV 140749558 - 5541810 FILE

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

FIRST. The name of the limited liability company is

CCO Transfers, LLC

SECOND. The purpose of the company is to engage in any lawful act or activity for which a limited liability company may be organized under the Delaware Limited Liability Company Act.

THIRD. The duration of the company shall be perpetual.

FOURTH: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of its Registered Agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 29th day of May, 2014.

BY:	/s/ Thomas E. Proost
Thomas E. Proost
Authorized Person